November 8, 2004

Mail Stop 0409

Eric Schmidt
Chief Executive Officer
Google, Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

Re:	Google, Inc.
	Amendment No. 2 to Form S-1 filed October 26, 2004
Registration No. 333-117934

Dear Mr. Schmidt:

	This is to advise you that we have reviewed only those portions of the above registration statement that relate to the rescission offer. We have the following comments.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Risk Factors

Shares issued and options granted under our stock plans exceeded limitations in federal and state securities laws..., page 27

1. Please revise, here and on pages 31 and 82, to update the status of the Enforcement inquiry and the request by the State of California for additional information.


Rescission Offer
Effect of Rescission Offer, page 34

2. We note that you have deleted the discussion of contingent liability for the following states: Colorado, Connecticut, Georgia, Illinois, Michigan, Nevada, New Hampshire, New Jersey, North Carolina, Pennsylvania, Texas, Virginia, and Washington. Please revise your discussion on page 35 to clarify that with respect to these states, you believe you have an exemption under state law, as disclosed on pages 4-6.


Principal Stockholders, page 99

3. Please revise to update your beneficial ownership table. For example, we note that according to the Schedules 13G filed on September 10, 2004 and October 5, 2004, FMR Corp. and Legg Mason Funds Management are major shareholders but are not included in the security ownership table. In addition, please identify the natural persons who control investment and voting power over the shares of each of FMR and Legg Mason Funds Management.


Exhibits 5.1. and 8.1.

4. We note that both opinions make reference to a different file number. Please revise.


Other

As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	No further review of the registration statement has been or will be made. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
	Please contact Peggy Kim, Attorney-Advisor, at (202) 942-2987, or me at (202) 942-1960 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director



cc:	Christian Montegut, Esq. (via facsimile)
	Donald Harrison, Esq. (via facsimile)
	Wilson Sonsini Goodrich & Rosati

Google, Inc.
Form S-1 (333-117934)
Page 3